24000071

ISSION SEC Mail Processing

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69838

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Honey Badger Investment Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 CORPORATE PARK SUITE 410

(No. and Street)

IRVINE	CA	92696
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arthur E. Raitano	949-251-5000	art@hbisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur E. Raitano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Honey Badger Investment Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SEE ATTACHED
CALIFORNIA
LOOSE CERTIFICATE

Signature: [signature]

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT | **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of SAN BERNARDINO }

On 2/21/2024 before me, KIM NGUYEN, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared ARTHUR E. RAITANO
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KIM NGUYEN
Notary Public
Commission # 2447740
California
San Bernardino County
My Comm. Expires Jun 19, 2027

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: 2/21/2024 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name:	Signer's Name:
☐ Corporate Officer – Title(s):	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Honey Badger Investment Securities, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in members' equity, changes in subordinated liabilities to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and negative cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 16, 2024

Honey Badger Investment Securities, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$ 22,607
Deposits with clearing broker	5,521,705
Receivable from clearing broker	73,625
Secured demand notes	5,500,000
Investments, at market value	7,767,928
Other assets	10,839
Total Assets	$ 18,896,704

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 62,129
Due to clearing broker	11,250,431
Liabilities subordinated to the claims of general creditors	5,500,000
Total Liabilities	16,812,560
Members' Equity	
Members' Equity	2,084,144
Total Members' Equity	2,084,144
Total Liabilities and Members' Equity	$ 18,896,704

The accompanying notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Operations

For the Year Ended December 31, 2023

Revenues	
Trading gains & losses	$ (344,126)
Municipal Interest income	885,861
Interest income	527,418
Total revenues	1,069,153
Expenses	
Employee compensation & benefits	293,840
Occupancy	29,417
Brokerage & clearance fees	65,248
Communications	36,468
Interest expense	1,370,464
Other operating costs	44,155
Regulatory costs	9,383
Total expenses	1,848,975
Net income (loss) before income tax provision	(779,822)
Income tax provision	5,800
Net income (loss)	$ (785,622)

The accompanying notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2023

	Members' Equity
Balance at December 31, 2022	$ (859,215)
Capital contributions	3,728,981
Net income (Loss)	(785,622)
Balance at December 31, 2023	$ 2,084,144

The accompanying notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Changes in Liabilities Subordinated
To the claims of General Creditors

For the Year Ended December 31, 2023

		Total
Balance at December 31, 2022	$	5,500,000
Increase:		-
(Decrease):		-
Balance at December 31, 2023	$	5,500,000

The accompanying notes are an integral part of the Financial Statements.

Honey Badger Investment Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flow from operating activities:		
Net income (loss)		$ (785,622)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Deposits with clearing broker	(2,959,489)	
Other assets	582	
Receivable from clearing broker	(62,414)	
Investments at market value	6,051,453	
(Decrease) increase in:		
Accounts payable and accrued expenses	4,472	
Due to clearing broker	(5,983,001)	
Total adjustments		(2,948,397)
Net cash provided by (used in) operating activities		(3,734,019)
Net cash provided by (used in) investing activities		-
Cash flow from financing activities:		
Capital contributions	3,728,981	
Net cash provided by (used in) financing activities		3,728,981
Net increase (decrease) in cash		(5,038)
Cash at December 31, 2022		27,645
Cash at December 31, 2023		$ 22,607

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	1,370,463
Income taxes	$	3,300

The accompanying notes are an integral part of the Financial Statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Honey Badger Investment Securities, LLC (the "Company") was organized in the State of Delaware on April 13, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all its business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities owned by the Company are classified as trading securities and stated at their fair market value. Trading revenue consists of both realized and unrealized gains or losses on marketable securities. All securities transactions are recorded on a trade date basis. The Company recognizes interest income on municipal bonds for the period they carry them.

Property and equipment are stated at cost net of depreciation, computed using the straight-line method. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company leases office space subject that is not subject to ASC 842 due to the less than one year term of the lease.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

Pursuant to the brokerage agreement with Hilltop Securities, Inc. ("Clearing Broker"), the Company introduces all its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balances at December 31, 2023 in these accounts totaled $5,521,705 which is included in the deposits at the Clearing Broker of which, $103,269 serves as collateral for securities transactions pursuant to the clearance agreement. These deposits with the Clearing Broker are listed in the Statement of Financial Condition. For the year end December 31, 2023, $73,625 was receivable from the Clearing Broker.

NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value. At December 31, 2023, these securities are carried at their fair market value of $7,767,928 which is $3,482,502 less than cost.

These investments were purchased on margin from the clearing broker. The Company is carrying a $11,250,431 balance due to clearing broker on the Statement of Financial Condition which represents the investment cost basis and margin balance due to clearing at December 31, 2023.

NOTE 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

California Franchise Tax	$ 800
California LLC Fee	$5,000
Total	$5,800

The total income tax provision for the year ending December 31, 2023 is $5,800.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 5: FAIR VALUE MEASUREMENTS

(Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Investments, at fair market value	$ -	$ 4,781,061	$ 2,986,867	$7,767,928
TOTALS	$ -	$ 4,781,061	$ 2,986,867	$7,767,928

The investments, at fair market value consist of municipal securities. The fair market value of these level investments held by the Company are recorded utilizing the pricing services of the Clearing Broker. The Clearing Broker uses these prices to determine the margin and buying power for the company.

The fair market value of these Level 2 investments held by the company are recorded utilizing the pricing services of the Clearing broker. The Clearing broker uses these prices to determine the margin and buying power for the company. Management considers municipal securities trading flat with no recent activity to be level 3 investments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2023:

	Amounts
Beginning balance at December 31, 2022	$ 2,984,858
Unrealized gains and (losses)	-
Realized gains and (losses)	
Net Settlements	2,009
Transfer In (Out)	-
Ending balance at December 31, 2023	$ 2,986,867

NOTE 6: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2023, are listed in the following:

	Amount
Subordinated note, due January 1, 2025	$1,975,000
Subordinated note, due January 1, 2025	$525,000
Subordinated note, due April 1, 2024	$1,000,000
Subordinated note, due May 1, 2024	$1,500,000
Subordinated note, due October 14, 2024	$500,000
Total	$5,500,000

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated agreements contain an Extension of Maturity, "The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker Dealer shall be extended an additional year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, the lender shall notify the broker dealer in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended." The broker dealer has not received such notice through the date the financial statements were available to be issued.

Interest is calculated on the notes due January 1, 2025 based on the high end of the Federal Funds Target Rate which varied from January 1, 2023 to December 31, 2023. Interest is calculated on the subordinated notes due April 1, 2024 and May 1, 2024 and October 14, 2024 at 1%. During the year ended December 31, 2023 the Company paid a total of $159,311 in interest to the subordinated lenders.

NOTE 7: CONTINGENCIES

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were more than the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $5,048,195 which was $4,760,778 more than its required net capital of $287,417; and the Company's ratio of aggregate indebtedness ($4,311,259) to net capital was 8.50 to 1 which is less than the 15 to 1 maximum allowed.

NOTE 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that these pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2023 or during the year then ended.

NOTE 13: SECURED DEMAND NOTES

The secured demand notes of $5,500,000 are collateralized with cash and municipal bonds whose fair market value is in excess of the value of the notes, which allows them to be treated as an allowable asset for net capital purposes. The secured demand notes at December 31, 2023 are collateralized by cash and municipal bonds valued net of haircuts at $6,107,262.

The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value of Haircuts
Cash and marketable Securities	$6,266,628	$159,366

NOTE 14: FIDELITY BOND COVERAGE

The Company did not have the proper fidelity bond coverage as of December 31, 2023. As of February 14, 2024 the Company acquired the proper fidelity bond coverage.

Honey Badger Investment Securities, LLC
Schedule I- Computation of Net Capital
Pursuant to SEA Rule 15c3-1
December 31, 2023

Members' Equity			$ 2,084,144
Subordinated Loans Allowable for Net Capital			5,500,000
Total Members' Equity and Subordinated Loans			7,584,144
Non-allowable assets			(1,609,888)
Tentative Net Capital Before Haircuts			5,974,256
Required Haircuts & Related Charges			926,061
Net Capital			5,048,195
Minimum Net Capital Requirement			
6 2/3 percent of net aggregate indebtedness	$	287,417	
Minimum Dollar net capital required	$	100,000	
Net Capital required; (greater of above)			287,417
Excess Net Capital			$ 4,760,778
Aggregate Indebtedness			$ 4,311,259
Ratio Net Capital to Aggregate Indebtedness			8.50 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIa Form X-17A-5 report dated December 31, 2023.

See Report of Independent Registered Public Accounting Firm

Honey Badger Investment Securities, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Honey Badger Investment Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Honey Badger Investment Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Honey Badger Investment Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Honey Badger Investment Securities, LLC stated that Honey Badger Investment Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Honey Badger Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Honey Badger Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 16, 2024

Honey Badger Investment Services, LLC
30 Corporate Park, Ste 410
Irvine, California 92606

Assertions Regarding Exemption Provisions

We, as members of management of Honey Badger Investment Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2023.

Honey Badger Investment Services, LLC
By: ____________
Arthur Raitano
Chief Financial Officer

Honey Badger Investment Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Honey Badger Investment Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Honey Badger Investment Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Honey Badger Investment Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Honey Badger Investment Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Honey Badger Investment Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 16, 2024

Honey Badger Investment Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2023

		Amount
Total assessment	$	69
SIPC-6 general assessment		
Payment made on July 17, 2023		(539)
Less prior overpayment applied		(270)
Total assessment balance		
(overpayment carried forward)	$	(740)